Exhibit 3.1

BIOSIG TECHNOLOGIES, INC.

CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SPECIAL VOTING PREFERRED STOCK

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

THE UNDERSIGNED DOES HEREBY CERTIFY, on behalf of BioSig Technologies, Inc., a Delaware corporation (the “Corporation”), that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”), in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), at a meeting duly called and held on [__], 2025, which resolution provides for the creation of a series of the Corporation’s Preferred Stock, par value $0.0001 per share, which is designated as “Special Voting Preferred Stock,” with the preferences, rights and limitations set forth therein.

WHEREAS: the Amended and Restated Certificate of Incorporation of the Corporation, as may be amended from time to time (the “Certificate of Incorporation”), provides for a class of its authorized stock known as Preferred Stock, consisting of 1,000,000 shares, $0.001 par value per share (the “Preferred Stock”), issuable from time to time in one or more series.

RESOLVED: that, pursuant to authority conferred upon the Board of Directors by the Certificate of Incorporation, (i) a series of Preferred Stock of the Corporation be, and hereby is authorized by the Board of Directors, (ii) the Board of Directors hereby authorizes the issuance of one (1) share of “Special Voting Preferred Stock” pursuant to the terms of the Exchange Rights Agreement, dated as of [__], 2025, by and among the Corporation, BST Sub ULC, an unlimited liability company organized under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Corporation (“ExchangeCo”), 1540875 B.C. Ltd., a company organized under the laws of the Province of British Columbia and a wholly-owned subsidiary of the Corporation (“CallCo”), and 1540873 B.C. Ltd., a company organized under the laws of the Province of British Columbia in its capacity as trustee of the trust formed pursuant to the Exchange Rights Agreement (the “Trustee”), as it may be amended from time to time (the “Exchange Rights Agreement”), which for the avoidance of doubt shall not be issued until after approval of the Parent Stockholder Matters, and (iii) the Board of Directors hereby fixes the designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of such shares of Preferred Stock, in addition to any provisions set forth in the Certificate of Incorporation that are applicable to the Preferred Stock of all classes and series, as follows (the “Certificate of Designation”):

TERMS OF SPECIAL VOTING PREFERRED STOCK

1. Designation, Amount and Par Value. The series of Preferred Stock shall be designated as Special Voting Preferred Stock and the number of shares so designated shall be one (1). The sole authorized share of Special Voting Preferred Stock shall have a par value of $0.001.

2. Dividends. The holder of record of the share of Special Voting Preferred Stock shall not be entitled to receive any dividends declared and paid by the Corporation.

3. Voting Rights.

3.1	The holder of record of the share of Special Voting Preferred Stock, except as otherwise required under applicable law or as set forth in subparagraph (b) below, shall not be entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Corporation.

3.2	With respect to all meetings of the stockholders of the Corporation at which the holders of the Corporation’s common stock, par value $0.001 per share, are entitled to vote (each, a “Stockholder Meeting”) and, if applicable, with respect to any written consents sought by the Corporation from the holders of such common stock (each, a “Stockholder Consent”), the holder of the share of Special Voting Preferred Stock shall vote together with the holders of such common stock as a single class except as otherwise required under applicable law, and the holder of the share of Special Voting Preferred Stock shall be entitled to cast on such matter a number of votes equal to (1) the Exchangeable Share Exchange Ratio (as defined below), multiplied by (2) the number of Exchangeable Shares (the “Exchangeable Shares”) of ExchangeCo outstanding as of the record date for determining stockholders entitled to vote at such Stockholder Meeting or in connection with the applicable Stockholder Consent (i) that are not owned by the Corporation or its affiliated entities and (ii) as to which the holder of the share of Special Voting Preferred Stock has received voting instructions from the holders of such Exchangeable Shares in accordance with the Exchange Rights Agreement, and (3) rounded down to the nearest whole vote.

3.3	“Exchangeable Share Exchange Ratio” has the meaning ascribed thereto in the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares as set out in the articles of ExchangeCo, as they may be amended from time to time, a copy of which shall be maintained in the books and records of the Corporation.

4. Rank; Liquidation. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holder of record of the share of Special Voting Preferred Stock shall rank senior to the common stock of the Corporation, and junior to all other series of Preferred Stock of the Corporation, and shall be entitled to receive, prior to such shares of common stock, an amount equal to $1.00.

5. Other Provisions.

5.1	The holder of record of the share of Special Voting Preferred Stock shall not have any rights hereunder to convert such share into, or exchange such share for, shares of any other series or class of capital stock of the Corporation.

5.2	The voting rights attached to the share of Special Voting Preferred Stock shall terminate pursuant to and in accordance with the Exchange Rights Agreement.

5.3	At such time as the share of Special Voting Preferred Stock has no votes attached to it, the Special Voting Preferred Stock shall be automatically cancelled for no consideration.

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IN WITNESS WHEREOF, BioSig Technologies, Inc. has caused this Certificate of Designation of Preferences, Rights and Limitations of Special Voting Preferred Stock to be duly executed by its Chief Executive Officer on [__], 2025.

BIOSIG TECHNOLOGIES, INC.

By:
Name:	Anthony Amato
Title:	Chief Executive Officer

[Signature Page to Certificate of Designation]